January 31, 2008

Joshua Thomas
Staff Accountant
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir:

Re:	China Wind Energy Inc. (the “Company”)
Item 4.01 Form 8-K
Filed January 15, 2008
File No. 333-141271

Form 8-K Filed on January 15, 2008

1. Please amend your form 8-K to include the required letter from your former auditor.

Response:

We are filing an amended 8-K with the required letter from our former auditor concurrently with this response.

Yours truly,

BACCHUS CORPORATE AND SECURITIES LAW

Per: /s/ Penny Green

Penny Green

Barrister, Solicitor & Attorney Member, Washington State Bar Association Member, Law Society of BC